Form 10-K, Exhibit 13
period 1997-12-31
MEDFORD BANCORP INC
filed 1998-03-23
CIK 1049895

[LOGO]
                             Medford Bancorp, Inc.

                                 ANNUAL REPORT
                                      1997

                                     [LOGO]
                             Medford Bancorp, Inc.

ARLINGTON

ROUTE 60 & MYSTIC
VALLEY PARKWAY
781-393-6355

BELMONT

4 HILL ROAD, CORNER
OF BRIGHTON ST.
617-393-6320

BURLINGTON

258 CAMBRIDGE ST.
781-272-5700

MALDEN

MALDEN CENTER
399 MAIN ST.
781-393-6386

BROADWAY
44 BROADWAY
781-393-6334

MAPLEWOOD
28 LEBANON ST.
781-393-6329

OAK GROVE
876 MAIN ST.
781-393-6326

WEST SIDE
443 CHARLES ST.
781-393-6337

MEDFORD

MAIN OFFICE
29 HIGH ST.
781-395-7700

LOAN CENTER
5 HIGH ST.
781-395-7700

HAINES SQUARE
257 SPRING ST.
781-393-6380

SOUTH MEDFORD
448 MAIN ST.
781-393-6340

WELLINGTON
499 RIVERSIDE AVE.
781-393-6350

WEST MEDFORD
501 HIGH ST.
781-393-6344

NORTH READING

80 MAIN ST.
978-664-5581

WALTHAM

695 MAIN ST.
781-647-4848

WILMINGTON

240 MAIN ST.
978-658-9134

                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)                                      1997           1996
TOTAL ASSETS                                          $1,135,572     $1,039,098
INVESTMENTS                                              513,418        424,966
NET LOANS                                                570,844        560,855
DEPOSITS                                                 821,706        792,141
BORROWINGS                                               205,779        148,464
NET INCOME                                                11,390         10,429
STOCKHOLDERS' EQUITY                                     101,510         92,521
SHARES OUTSTANDING                                     4,541,148      4,534,648
PER COMMON SHARE:
  BASIC EARNINGS                                      $     2.51     $     2.31
  DILUTED EARNINGS                                          2.39           2.21
  BOOK VALUE                                               22.35          20.40
  CASH DIVIDENDS DECLARED                                    .90            .83
FINANCIAL RATIOS:
  RETURN ON AVERAGE ASSETS                                  1.05%          1.05%
  RETURN ON AVERAGE EQUITY                                 11.81          11.72
  STOCKHOLDERS' EQUITY TO ASSETS                            8.94           8.90
  NET INTEREST RATE SPREAD                                  2.84           3.00
  NET YIELD ON AVERAGE EARNING ASSETS                       3.26           3.39
EMPLOYEES (AT YEAR END), FULL-TIME EQUIVALENT                252            255
SHAREHOLDERS OF RECORD                                     1,187          1,221

--------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of Shareholders will be held April 27, 1998 at 10 a.m. at Medford Bank, 5 High Street, Suite 202, Medford, Massachusetts.

CORPORATE INFORMATION

Medford Bancorp, Inc.
Medford Bank
29 High Street, Medford, MA 02155
781-395-7700

ACCESSING INFORMATION

Additional copies of this Annual Report and Form 10-K may be obtained without charge by writing to the Company's Shareholder Relations Department. These reports are also available to the public on request as required by the Securities and Exchange Commission (SEC). These statements have not been reviewed or confirmed for accuracy of relevance by the SEC.

                                                       1997 ANNUAL REPORT [LOGO]


                                DEAR SHAREHOLDERS

--------------------------------------------------------------------------------

MEDFORD BANCORP'S STRONG FINANCIAL PERFORMANCE FOR 1997, WITH RECORD-LEVEL EARNINGS FOR THE SEVENTH CONSECUTIVE YEAR, AFFIRMS OUR STRATEGIC DIRECTION TO REMAIN AN INDEPENDENT COMMUNITY BANK AND DELIVER VALUE TO OUR SHAREHOLDERS.

[PHOTO OMITTED]

(FROM LEFT TO RIGHT)

(FIRST ROW)
PHILLIP W. WONG,
EXECUTIVE VICE PRESIDENT
CHIEF FINANCIAL OFFICER

ARTHUR H. MEEHAN,
CHAIRMAN, PRESIDENT AND CEO

GEORGE A. BARGAMIAN,
SENIOR VICE PRESIDENT
RETAIL BANKING

(SECOND ROW)
WILLIAM F. RIVERS,
SENIOR VICE PRESIDENT
ADMINISTRATION

MONA BISHLAWI,
SENIOR VICE PRESIDENT
CONTROLLER

ERIC B. LOTH,
SENIOR VICE PRESIDENT
SENIOR LENDING OFFICER

In 1997, we formed Medford Bancorp, Inc. as the holding company for Medford Bank. The holding company affords us greater control in managing capital and positions us well for possible business opportunities.

With assets in excess of $1 billion, our financial performance has continually improved as evidenced in the financial statements of recent years. For the year ended December 31, 1997, we reported consolidated net income of $11,390,000. This represents an increase of $961,000 or 9.2% when compared to net income of $10,429,000 for 1996. With continued earnings growth, our shareholders' equity has exceeded $100 million. Dividends declared in 1997 totaled 90 cents per share, which is an increase of 8.4% from 83 cents in 1996. Book value has increased to $22.35 per share from a level of $20.40 in the prior year. Basic earnings per share were $2.51 ($2.39 on a diluted basis), an increase of twenty cents per share when compared to basic earnings per share of $2.31 ($2.21 on a diluted basis) for the previous year. Return on stockholders' equity increased to 11.81% and return on assets remained at 1.05%.

Effectively managing net interest income, the Bank's largest component of operating income, is a crucial element to our success. Managing interest rates and credit risks, as we grow the level of interest earning assets in all rate environments, represents management's most integral challenge. Equally important to our success is our vigorous emphasis on tight cost control. We have achieved an efficiency ratio of 48.6% which gives us a distinct operating advantage over most of our peer group.

We operate in an intensely competitive financial services industry. However, there remain great opportunities and potential for a community bank given the changing competitive landscape. We expect consolidation to continue throughout 1998, which will afford the Bank the opportunity to exploit the disintermediation of customers from acquired or merged institutions. As an independent community bank, we are well positioned to meet the financial needs of these customers.

[LOGO] SHAREHOLDERS LETTER


          PEOPLE YOU KNOW

               EXPERIENCE YOU TRUST

--------------------------------------------------------------------------------

The driving force behind our balance sheet is not size, but profitability. We critically assess all lines of business and carefully develop new business which will favorably impact earnings while simultaneously providing good value and service to our customers. During 1997, we were successful in growing core deposit balances bolstered in part by the success of our packaged ComboPlus account and our DDA accounts. We retained our dominant market share of 49.6% in Medford and 42.3% in Malden, and continue to strengthen market share in other Middlesex County communities.

We strive to maintain good credit quality in our loan portfolio. Non-performing loans are at the lowest level in recent years at .15% of total assets. The reserve for loan loss is $6.7 million, providing a coverage ratio of 390% to non-performing loans. Over time, the prudent guidelines used in growing the loan portfolio give us a position of strength and should produce more consistent results during any future economic shifts.

Our strategic focus, guided by an alert management team with attention to interest risk management, credit quality and low operating expenses, will serve the Bank well and continue to make us a leading community bank in Middlesex County. We also continue to look for new branch opportunities in our market areas to strengthen our franchise.

During 1997, Phillip Wong was promoted to executive vice president and Mona Bishlawi was promoted to senior vice president. We also recognized the talents and contributions of many of our employees with a number of promotions during the year, including eight new officers.

In closing, the hard work and dedication given by all employees is greatly appreciated. Our achievements and the successes that we have enjoyed as a community bank are a direct result of their concerted efforts. I thank all Medford Bank employees and thank you, our shareholders, for your continued confidence and support.


/s/ Arthur H. Meehan

Arthur H. Meehan
Chairman of the Board
President and Chief Executive Officer

[The following tables were originally bar charts in the printed materials.]

STOCK PRICE (YEAR END)
1997                             $39.25
1996                             $25.75
1995                             $21.50

BOOK VALUE (YEAR END)
1997                             $22.35
1996                             $20.40
1995                             $19.46

BASIC EARNINGS PER SHARE
1997                             $2.51
1996                             $2.31
1995                             $2.14

CASH DIVIDENDS DECLARED
1997                             $0.90
1996                             $0.83
1995                             $0.71

                                                       1997 ANNUAL REPORT [LOGO]


                               THE YEAR IN REVIEW

--------------------------------------------------------------------------------

DEPOSIT MIX AS OF
DECEMBER 31, 1997
(IN THOUSANDS)

[PIE CHART OMITTED]

TERM CDS              $392,802      47.80%

SAVINGS               $254,741      31.00%

DEMAND &
OFFICIAL CHECKS       $103,564      12.61%

MONEY MARKET           $70,599       8.59%

COMMUNITY BANKING-BUILDING THE FUTURE

As a leading community bank, we remain focused on meeting the financial needs of local residents and businesses. We understand that how we do business is just as important as the products and services we offer; delivery of quality service is a source of pride.

EMPHASIZING CUSTOMER SERVICE

We pay attention to the details that are important to customers. Whether it is a significant investment as with our recent conversion to a new data processor, or a smaller measure such as installing a new ATM for our Arlington branch customers, our steadfast commitment to customer service is evident.

Our retail employee training program incorporates this philosophy by instilling the importance of quality service. We continually monitor our service level with the assistance of an outside firm. Consistently, we rate above peer institutions on a direct comparison.

As mentioned, our computer conversion has firmly set the foundation to provide greater enhancements to our service delivery system and has enabled us to improve our product offerings. Throughout 1997, we experienced the benefits of teller and platform automation with streamlined transaction processing. This translates into faster, more efficient service for customers conducting business at branch offices. We have also strengthened our non-branch banking options. Our Call Center, with toll-free access, provides customers the opportunity to open accounts without making a special trip to the bank. And usage of InfoLine, our 24-hour automated telephone banking system which enables customers to check balances, transfer funds etc., has increased significantly, to more than 4,000 calls per week.

Venturing into cyberspace, we introduced our new web site and also advertised on the Internet. Consumers now have the convenience of obtaining information with just a few clicks of a mouse. Also available at our site, www.medfordbank.com, are special product offerings.

Last year we announced plans to build our 17th branch office in Tewksbury. The transfer of the property from the seller was delayed for a prolonged period of time while the seller resolved administrative issues. We are pleased that construction plans are now underway and we anticipate the grand opening in the summer of 1998. The Tewksbury location complements our franchise well and we see excellent potential to develop new retail and commercial business. We plan to seek other opportunities to open new branches and to further extend our network in markets with growth potential.

RETAIL PRODUCT OFFERINGS

The popularity of our Freedom 55 mature market program and our Club For Kids is a testament to our strength as a community bank. The Freedom 55 program rewards our high balance deposit customers who qualify with free membership. Membership benefits include a package of free and discounted bank services, group-rate travel opportunities and free seminars on a variety of topics. Members eagerly await the planned cruise to Hawaii in the fall of 1998. Our Club For Kids program is available to all children when they open their first savings account with as little as one dollar. We have continued our partnership with the State's Savings Makes Cents program bringing our Club For Kids and savings education into six elementary schools.

Meeting the financial needs of our customers keeps new product development in the forefront. Recent new product introductions include our

[LOGO] THE YEAR IN REVIEW

WE WILL CONTINUE TO EXPLORE SERVICE AND PRODUCT ENHANCEMENTS WHICH WILL ENABLE US TO MEET FUTURE CUSTOMER NEEDS AND WE WILL BUILD UPON OUR SUCCESS WHILE PRESERVING OUR HERITAGE AS A COMMUNITY-FOCUSED INSTITUTION.
--------------------------------------------------------------------------------

Workplace Partner Program, a packaged account with exceptional value which is offered as a banking benefit to employees of local businesses. In addition, our recently introduced debit card offers customers more convenience.

LENDING ACTIVITIES

Investing in our communities in the form of mortgage and business loans is good for the local economy.

The growth of our residential mortgage portfolio represents our success as a top mortgage provider. We hold dominant mortgage market share, ranking number one in total dollar volume, in the cities of Medford and Malden and number two overall in our defined primary market area. We originated $104.6 million in one to four family mortgage loans including refinanced loans and loans originated for sale, surpassing the 1996 origination volume of $86.8 million.

We introduced a successful preapproval program in 1997, expanding our product offering. Our first-time home buyer program and our selection of fixed and variable rate products are also well-received. With the addition of three new originators, we now have eight representatives serving our lending territory. Many new families now enjoy the rewards of home ownership made possible with a Medford Bank loan.

The potential to generate new business through our commercial lending division remains strong. One of our strengths in the marketplace is our responsiveness to local businesses. We are a financial partner that is committed to providing a high level of service to small and medium sized businesses. We are ideally positioned to meet the needs of these businesses by providing commercial and industrial, commercial real estate and asset-based loans.

During 1997, we maintained high credit quality and achieved modest growth in the commercial loan portfolio. This growth is due in part to our new asset-based lending activities and our commercial real estate division. Asset-based lending, established in 1996, gives us greater capacity to serve this segment of the business market by providing $1 to $4 million asset-based lines of credit. With a favorable climate for commercial real estate, new construction is more robust. We provided construction financing for a range of projects including many single family residential sub-divisions and much larger scale projects such as Eagle's Landing, an age 55 and older community with 176 residential units, a club house and golf course in Tewksbury.

LOOKING AHEAD

We acquired the property situated between our Main Office and Loan Center buildings on High Street in Medford. We are currently considering options for this property that will enable us to enhance our headquarters. Our Medford Square real estate holdings now extend from Bradlee Road to the start of Forest Street, giving us a substantial presence.

As the year 2000 approaches, we are diligent in addressing computer and systems issues. We formed a task force in 1997 with key members from operations, systems, compliance, auditing and senior management. We developed an action plan, with testing scheduled to begin later this year, to ensure that all systems will function properly for the year 2000.

We will continue to explore service and product enhancements which will enable us to meet future customer needs and we will build upon our success while preserving our heritage as a community-focused institution.

LOAN MIX AS OF
DECEMBER 31, 1997
(IN THOUSANDS)

[PIE CHART OMITTED]

RESIDENTIAL MORTGAGES   $390,608      67.63%

COMMERCIAL MORTGAGES    $124,094      21.49%

SECOND MORTGAGES/

EQUITY LINES             $23,714       4.10%

COMMERCIAL LOANS         $14,952       2.59%

CONSUMER LOANS           $12,931       2.24%

CONSTRUCTION MORTGAGES   $11,278       1.95%

DIRECTORS

Arthur H. Meehan*
Chairman of the Board,
President and Chief Executive
Officer Medford Bank

Edward D. Brickley
Manager of Corporate International
Accounting at Polaroid Corporation
Cambridge, MA (Retired)

David L. Burke
President and Treasurer, Boston
Steel & Manufacturing Co.
Malden, MA

Paul J. Crowley*
President, CSC Consulting Group
Cambridge, MA (Retired)

Mary Lou Doherty
Assistant Principal,
Medford School System (Retired)

Edward J. Gaffey*
President, Country Way Associates
Belmont, MA

Andrew D. Guthrie, Jr., M.D.
Physician, President of
Mistick Pediatrics Associates (Retired)

Robert A. Havern, III
Attorney, Arlington, MA
Member of State Legislature of
Commonwealth of Massachusetts

Eugene R. Murray*
Underwriting Manager of the
Boston Office of Cigna
Special Risk Facility (Retired)

Francis D. Pizzella*
Attorney and President of The
Savings Bank Life Insurance
Company of Massachusetts,
President of The Savings Bank
Employees Retirement Association (Retired)

*Member of Executive Committee

OFFICERS OF
MEDFORD BANK

Arthur H. Meehan**
Chairman, President and
Chief Executive Officer

Vincent Gargano
Vice President,
Strategic Planning
and Risk Management

Paula M. McNabb
Assistant Vice President,
CRA/Compliance Officer

**Officer of Medford Bancorp, Inc.

ADMINISTRATION

William F. Rivers
Senior Vice President

Joan P. Cronholm
Vice President,
Loan Operations Officer

Jane M. Griffin
Vice President,
Director of Human Resources

David L. Korp
Vice President,
Operations Officer

J. Thomas Mitchell
Deposit Operations Officer

Charles E. Samour
Security Officer

Joanne Teixeira
Checking Operations Officer

FINANCE

Phillip W. Wong**
Executive Vice President,
Chief Financial Officer

Mona Bishlawi
Senior Vice President,
Controller

Jane E. Cybulski
Vice President,
Investment/ALCO Officer

Mary E. Auterio
Assistant Vice President,
Assistant Controller

Martin J. Heneghan
Senior Audit Officer

Christine Panno-West
Finance Officer

**Officer of Medford Bancorp, Inc.

LENDING

Eric B. Loth
Senior Vice President

David E. Boudreau
Vice President,
Commercial Loan Officer

Robert S. Kaminer
Vice President,
Commercial Real Estate Loans

Richard P. Lane
Vice President,
Commercial Loan Officer

Anthony R. Visco
Vice President,
Residential Lending

Anne M. Barry
Assistant Vice President,
Mortgage Representative

Donald L. Cullen
Assistant Vice President,
Collections Officer

Mary Ann Devlin
Assistant Vice President,
Real Estate Officer

Kim S. Foster
Assistant Vice President,
Commercial Loan Officer

Joanne M. Franco
Assistant Vice President,
Senior Credit Officer

Harold L. Goldsmith
Assistant Vice President,
Mortgage Representative

Charles M. Byron
Education Loan Officer

Judith A. Cogan
Credit Officer

RETAIL

George A. Bargamian
Senior Vice President

Anne M. Gelineau McGann
Vice President,
Pension Officer

Kenneth E. Peterson
Vice President,
Branch Administrator

Elizabeth J. Stodolski
Vice President,
Marketing Director

Anna Beaudoin
Assistant Vice President,
Retail Systems Administrator

Cheryl A. Cannon
Assistant Vice President,
Regional Manager

Linda A. Iacono
Assistant Vice President,
Regional Manager

Kathleen M. Beasley
Branch Officer,
Regional Manager

Michael W. Chabre
Branch Officer

Judith A. Gilligan
Branch Officer

Stephanie M. Tiernan
Branch Officer

Rosanna Natola
Officer,
Retail Systems & Training


       [LOGO]
Medford Bancorp, Inc.

                                     [LOGO]
                             Medford Bancorp, Inc.

PEOPLE YOU KNOW.

          EXPERIENCE YOU TRUST.

     781-395-7700

SHAREHOLDER
INFORMATION

The Company's common stock trades on the Nasdaq Stock Market under the symbol MDBK. The stock is listed under various abbreviations in the Wall Street Journal and other newspapers. There were 1,187 shareholders of record as of December 31, 1997.

QUARTERLY STOCK PERFORMANCE

The following tabulation shows the range of price quotations per share as reported by Nasdaq for the periods indicated:

   1997            High    Low
-----------------------------------
First Quarter     $29.75  $24.50
Second Quarter    $30.50  $24.75
Third Quarter     $36.00  $29.25
Fourth Quarter    $42.00  $34.00

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Stockholders may obtain a detailed brochure of the plan by writing to the Company's Shareholder Relations Department.

TRANSFER AGENT

Contact our stock transfer agent directly for assistance regarding: change of address; transfer of stock certificates; replacement of lost, stolen, or destroyed certificates or dividend checks; elimination of duplicate mailing.

Boston EquiServe
P.O. Box 8200
Boston, MA 02266-8200
(800) 426-5523

LEGAL COUNSEL

Goodwin, Procter & Hoar
Exchange Place
Boston, MA 02109
(617) 570-1000

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Wolf & Company, P.C.
One International Place
Boston, MA 02110
(617) 439-9700