Form 10-K, Exhibit 13
period 1998-12-31
MEDFORD BANCORP INC
filed 1999-03-24
CIK 1049895

[GRAPHIC OMITTED]

                              Medford Bancorp, Inc.
                               1998 ANNUAL REPORT

                                [GRAPHIC OMITTED]

Tewksbury
North Reading
Wilmington
Burlington
Medford
Malden
Arlington
Belmont
Waltham
Boston

Arlington
Route 60 & Mystic
Valley Parkway
781.393.6355

Belmont
4 Hill Road, Corner
of Brighton St.
781.393.6320

Burlington
258 Cambridge St.
781.272.5700

Malden
Malden Center
399 Main St.
781.393.6386

Broadway
44 Broadway
781.393.6334

Maplewood
28 Lebanon St.
781.393.6329

Oak Grove
876 Main St.
781.393.6326

West Side
443 Charles St.
781.393.6337

Medford
Main Office
29 High St.
781.395.7700

Loan Center
5 High St.
781.395.7700

Haines Square
257 Spring St.
781.393.6380

South Medford
448 Main St.
781.393.6340

Wellington
499 Riverside Ave.
781.393.6350

West Medford
501 High St.
781.393.6344

North Reading
80 Main St.
978.664.5581

Tewksbury
295 Main St.
978.851.0841

Waltham
695 Main St.
781.647.4848

Wilmington
240 Main St.
978.658.9134

                                     [LOGO]
                              Medford Bancorp, Inc.

                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
(dollars in thousands)                                      1998           1997

Total Assets                                          $1,151,188     $1,135,572

Investment Securities                                    512,648        513,418

Net Loans                                                580,665        570,844

Deposits                                                 871,702        821,706

Total Borrowings                                         170,116        205,779

Net Income                                                12,252         11,390

Stockholders' Equity                                     102,267        101,510

Shares Outstanding                                     8,709,828      9,082,296

Per Common Share:

  Basic Earnings                                      $     1.38     $     1.25

  Diluted Earnings                                          1.31           1.19

  Book Value                                               11.74          11.18

  Cash Dividends Declared                                   0.50           0.45

Financial Ratios:

  Return on Average Assets                                  1.09%          1.05%

  Return on Average Equity                                 11.99          11.81

  Stockholders' Equity to Assets                            8.88           8.94

  Net Interest Rate Spread                                  2.72           2.84

  Net Yield on Average Earning Assets                       3.16           3.26

Employees (at year end), Full-Time Equivalent                252            252

Shareholders of Record                                     1,158          1,187
--------------------------------------------------------------------------------

Annual Meeting

The Annual Meeting of Shareholders will be held April 26, 1999 at 10 a.m. at Medford Bank, 5 High Street, Suite 202, Medford, Massachusetts.

Corporate Information

Medford Bancorp, Inc.
Medford Bank
29 High Street
Medford, MA 02155
781.395.7700
www.medfordbank.com

Accessing Information

Additional copies of this Annual Report and Form 10-K may be obtained without charge by writing to the Company's Shareholder Relations Department. These reports are also available to the public on request as required by the Securities and Exchange Commission (SEC). These statements have not been reviewed or confirmed for accuracy or relevance by the SEC.

[LOGO] shareholders' letter

                                DEAR SHAREHOLDERS

[PHOTO OMITTED]

Arthur H. Meehan,
Chairman, President and CEO

--------------------------------------------------------------------------------
We experienced another profitable and successful year for Medford Bancorp, Inc. As we continue to operate in a competitive environment, our challenge remains to manage the Company efficiently to produce the optimum return to our shareholders.

The Board of Directors remains actively involved, as evidenced by their participation in the strategic planning session with senior management held in the spring of 1998. Our annual strategic planning sessions and the resulting plans provide valuable management tools for improved performance.

In 1998, we utilized the holding company structure to exercise greater control in managing capital with the announcement and completion of a 5% stock repurchase plan. A total of 453,468 shares of common stock were repurchased. In addition, we recently announced another stock repurchase plan of up to 5% of outstanding shares. In the third quarter of 1998 we issued a 2-for-1 stock split, which was effected in the form of a stock dividend. This makes the price of the shares of Medford Bancorp, Inc. more attractive and encourages broader individual ownership.

Our underlying strategy to grow profitably is paramount and factors into all decisions. Balance sheet size and market share are typical measurements of growth; however, size alone is not important in achieving stated objectives to enhance shareholder value. All product offerings are assessed critically as to risk and contribution to profitability. As a result, we decided to exit the student loan business, due to changes in government pricing, and sold our $11 million portfolio at a premium.

Understanding the value of our core competencies as a community bank is of vital importance and a competitive advantage. We will continue to be a low cost provider of services and we will remain highly focused, not straying far from the fundamentals of taking deposits and making loans.

We continue to be a customer-friendly, deposit-driven institution. Our deposits grew by a respectable $50 million, or 6%, to $872 million at year-end. Believing that a community presence is essential in establishing, maintaining and growing core deposit relationships, we successfully opened our 17th branch office in Tewksbury. We will continue to prudently evaluate other possible de novo sites with desirable characteristics in selected targeted markets in accordance with our strategic plans. We also reopened our North Reading office after extensive renovations were made to the plaza and new anchor tenants brought in.

                                                       1998 annual report [LOGO]

PEOPLE YOU KNOW
          EXPERIENCE YOU TRUST

--------------------------------------------------------------------------------
Other factors that attributed to the growth in deposits were our product offerings and the introduction of a municipal call program. Our ComboPlus combined savings and checking packaged account grew by over $33 million in 1998. Also, our new municipal calling program generated over $15 million by assisting town treasurers in managing short term deposit needs. Our deposit market share remains a dominant 49% in Medford and 42% in Malden, while increasing in the other communities where we have branches.

Lending activities were strongest within our residential lending division. A heated real estate market was fueled by attractive interest rates, strong employment, and the stock market. Our lenders were able to capitalize on this and generated $178.6 million in new mortgage loans, a 71% increase compared to 1997 levels. The net result was a portfolio gain of $32 million after adjusting for amortizations, sales and prepayments.

Year 2000 planning efforts, beginning in 1997, accelerated in 1998. Members of our senior management team serve on our Y2K task force, along with other key management staff. During the year the task force directed preparation activities in accordance with our plan, making steady progress toward Y2K compliance. This work is now substantially near completion, and we remain diligent in our efforts to keep Year 2000 compliance a top priority.

I am pleased to announce new members to our senior management team with the promotions of Vincent Gargano, David Korp and Anthony Visco to senior vice presidents. Mr. Gargano is responsible for risk management and strategic planning, Mr. Korp heads our deposit operations and systems departments, and Mr. Visco heads our residential mortgage division. I offer my personal congratulations for their individual accomplishments and also extend my appreciation to all employees in recognition of their talents and contributions to our success.

In closing, I would like to thank you, our shareholders, for your confidence and support.


/s/ Arthur H. Meehan

Arthur H. Meehan
Chairman of the Board
President and Chief Executive Officer

[The following information was depicted as bar charts in the printed material.]

Stock Price (year end)

                 1996                 1997                 1998

                $12.87               $19.62               $16.75

Book Value (year end)

                 1996                 1997                 1998

                $10.20               $11.18               $11.74

Basic Earnings per Share

                 1996                 1997                 1998

                $1.15                $1.25                $1.38

Cash Dividends Declared

                 1996                 1997                 1998

                $0.42                $0.45                $0.50

[LOGO] the year in review

Deposit Mix as of
December 31, 1998
(in thousands)

[The following information was depicted a pie chart in the printed material.]

Term CDs $403,831                         46.33%

Demand & Official Checks $116,824         13.40%

Savings $279,191                          32.03%

Money Market $71,856                       8.24%

THE YEAR IN REVIEW
--------------------------------------------------------------------------------

Financial Performance

We continue to focus on enhancing financial performance as measured by improvement in earnings per share and continued earnings growth from year to year. For the year ended December 31, 1998, we reported consolidated net income of $12,252,000 and basic earnings per share of $1.38 ($1.31 on a diluted basis) compared with net income of $11,390,000 and basic earnings per share of $1.25 ($1.19 on a diluted basis) for 1997. Diluted earnings per share increased $.12, or 10%, with an $862,000, or 7.6%, increase in net income from the previous year.

We were especially pleased with the declaration of our sixth consecutive special dividend in December and total dividends of $.50 per share in 1998, an 11% increase from the prior year. Even with the Company's strong dividend policy and stock repurchase program in 1998, book value per share grew to $11.74 on December 31, 1998, as compared to $11.18 on December 31, 1997, a 5% increase. Shareholders' equity exceeds $100 million, at $102.3 million, and the equity-to-assets ratio remains strong at 8.88%.

The improvement in net income for 1998 when compared to 1997 reflects a $206,000 increase in net interest income driven by higher average earning assets and an increase in net gains on the sale of securities and loans amounting to $899,000. Non-interest expenses increased modestly in 1998 when compared with 1997. An increase of $468,000 in salaries and employee benefits during 1998 was offset by the elimination of one-time expenses of approximately $460,000 related to the formation of the holding company and tax filing matters recorded in 1997.

Net interest income for 1998 improved by a modest $206,000 from last year due to higher average earning assets partially offset by interest rate margin compression. In 1998, net interest margin declined to 3.16%, or 10 basis points, from last year, due to intense pricing competition for loans and deposits. In 1998, long term rates continued to decline as short term rates remained unchanged, resulting in a flattening of the yield curve. Although the Company achieved record residential loan originations, it also experienced unusually high residential and commercial real estate loan prepayments and refinancing related to the steep decline in interest rates, placing pressure on net interest margin. This, coupled with our decisions to originate certain loans on a correspondent basis only and to exit the student loan business due to profitability concerns, resulted in gross loans of $587.5 million at December 31, 1998, an increase of only $10 million from the prior year.

Asset quality remains strong with total non- performing assets at $1,932,000, or 0.17%, of total assets at December 31, 1998, a modest increase from $1,774,000, or 0.16%, of total assets at December 31, 1997. The allowance for loan losses stood at $6,876,000 and $6,733,000, representing 1.17% of total loans at December 31, 1998 and 1997, respectively.

The Company had total assets of $1.15 billion and deposits of $872 million at December 31, 1998. When comparing period-end balances, growth in loans and investments was modest while deposits grew by a stronger level of $50 million, or 6%. This deposit growth allows for a corresponding reduction in the level of borrowings, aiding in the maintaining of the net interest margin.

Community Banking
Our Retail Branch Network

With the opening of our 17th office in Tewksbury, we now operate in nine communities. The branch is the key to community banking, and we constantly evaluate our branches to improve customer service. For example, we upgraded teller software, reduced transaction processing time and adjusted staffing schedules to better service customers. We continually monitor our service quality levels through an outside vendor and consistently measure above our peer group.

During the year we also enhanced our Main Office by building a customer parking lot on our property which connects our Main Office and Loan Center.

                                                       1998 annual report [LOGO]

[PHOTO OMITTED]

Our branch management team with Art Meehan, Chairman, President and CEO.

This improves customer convenience and access to our downtown Medford operations. Our Malden Center location will also benefit with a new municipal parking lot adjacent to it, which will accommodate approximately 50 cars.

As mentioned earlier, we are benefiting greatly at our North Reading office where substantial development of the plaza by the owner attracted new tenants. Our retention strategies to preserve accounts and deposits during the seven-month closure were very successful. The shopping center now is a destination of many local residents who frequent our new neighbors, Wal-Mart and Marshalls. With higher visibility, increased traffic, and a new ATM machine, we have confidence that this location will prove even more advantageous in building the customer base.

While the branch office remains an important delivery channel, we continue to strengthen our non-branch banking operations. Further development of alternative delivery channels to augment the branch network and increase customer convenience is essential in remaining competitive. Our Call Center provides toll-free access and allows customers to open accounts from the comfort of home. Our web site at www.medfordbank.com provides instant access to current deposit and loan rates, as well as other product information and employment opportunities. InfoLine, our 24-hour automated telephone banking service, currently handles more than 23,000 calls monthly. By joining SUM, the surcharge-free ATM alliance of over 200 community banks, our ATM customers have access to more than 1,000 ATMs surcharge-free. Additionally, the debit card has been gaining popularity and is becoming the card of choice for many customers.

Special programs help us to retain relationships, grow deposits and, importantly, continue to distinguish us as a community bank. Our Freedom 55 mature market program offers free and discounted banking services as well as group-travel opportunities. The highlight for 1998 was a cruise to Hawaii. With over 3,200 members in Our Club for Kids, we have expanded this program to include several in-school savings programs. In 1998, we introduced a new program, Workplace Partner. This program affords employees of member companies an exclusive package of services, ranging from higher CD rates to discounted loans. All of these programs, along with our emphasis on quality service, illustrate our commitment to community banking.

[PHOTO OMITTED]

We opened our Tewksbury Office in September of 1998.

(From left to right):

Barbara Purcell, Maplewood Office

Linda A. Iacono, Main Office

Andree Brulhart, Wilmington Office

Catherine Masiello, Belmont Office

Judith A. Gilligan, Wellington Office

Christine Santapaola, Haines Square Office

Stephanie M. Tiernan, Broadway Office

Arthur H. Meehan, Chairman, President and CEO

Deborah White, North Reading Office

Cheryl A. Cannon, Oak Grove Office

Kelly Hannify, West Medford Office

Teresa Cunha, Malden Center Office

Lea Hamel, South Medford Office

Kathleen M. Beasley, West Side Office

Heather Owen, Waltham Office

Kathleen Pasquale, Tewksbury Office


Not present:

Linda Kane, Arlington Office

Karla Lucas, Burlington Office

[LOGO] the year in review

Loan Mix as of
December 31, 1998
(in thousands)

[The following information was depicted a pie chart in the printed material.]

Residential Mortgages $422,657              71.94%

Commercial Mortgages $109,561               18.65%

Second Mortgages/Equity Lines $21,733        3.70%

Consumer Loans $3,145                        0.53%

Commercial Loans $17,372                     2.96%

Construction Mortgages $13,073               2.22%

--------------------------------------------------------------------------------

Lending Activities

Our Residential Lending Division enjoyed another successful year generating record-level mortgage loan originations. The prior year's achievement of $104 million in one to four family mortgage loans was surpassed in 1998 with an impressive $178.6 million.

The higher origination volume is the result of an active real estate market and the effectiveness of our mortgage originators in capturing business. Included in this volume were originations on behalf of correspondents, consisting of 30-year fixed rate mortgage loans. This enhanced fee income and more effectively managed interest rate risk. Our residential mortgage loan portfolio now exceeds $422 million, representing 71.94% of total loans.

We continue to be a top residential mortgage provider within our market area, and our market share rankings reflect this strength. We hold the number one position for mortgage loan volume in the cities of Malden and Medford, and we rank third overall in our primary market area. Our lending area includes the primary market area where branches are located and extends to cover more than 100 cities and towns. With a substantial increase in mortgage originations during 1998, we added an in-house mortgage originator to better manage the growth. This addition to staff allows our team of "on-the-road" originators to concentrate their efforts within defined territories of the lending area.

We have earned a reputation as a leading lender in local communities with our broad range of mortgage options. Competitive pricing and special programs that make home ownership easier and more affordable have contributed to our success. As examples, our Mortgage Preapproval Program provides an optional rate lock of up to 120 days, giving consumers more flexibility in securing their new home, and our Affordable Housing Program features reduced pricing, no points and no closing costs. During 1998 we also introduced a successful "No PMI" program for a limited period. Moreover, our participation in the Malden Redevelopment Authority's first- and second-time home buying program illustrates our strong commitment to affordable housing. We committed $1.7 million to this program during 1998.

Our Commercial Lending Division specializes in serving small to mid-size businesses with annual sales of up to $10 million with commercial & industrial, asset-based and commercial real estate loans. Our knowledge of the local area and our responsiveness to business owners give us an advantage. As an approved SBA lender, and by offering a range of commercial services, we are well-positioned to meet the lending needs of this market.

With seasoned commercial lenders, our capabilities range from providing term loans for equipment purchases to financing multimillion-dollar developments. Beacon Woods, a $3.2 million dollar land acquisition and construction loan, will bring a community of 26 luxury townhomes to Burlington. In North Reading, we have provided financing for Fairway Acres, a 10-lot subdivision. As part of the lending relationship, we provide support to businesses in managing their growth or helping them operate more efficiently. Several of the companies that rely upon Medford Bank include Joyce Chen, a cookware company in Billerica; The Universal Group, Inc., a wholesale frozen fish distributor based in Burlington; and Lifestyle Transportation, an Everett-based limousine company.

In 1998, we experienced modest growth in the commercial and industrial portfolio of $2.4 million, mostly attributable to increases in asset-based lending activities. With challenges in managing the commercial real estate portfolio in a fiercely competitive lending market and low rate environment, we were very selective in developing new business. Our strategy is to build this portfolio profitably without sacrificing credit or rate standards. We will continue to actively look for opportunities to develop new business.

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

Vincent Gargano
Senior Vice President,
Strategic Planning
and Risk Management

Paula M. McNabb
Assistant Vice President,
CRA/Compliance Officer

Administration

William F. Rivers
Senior Vice President

David L. Korp
Senior Vice President,
Operations Officer

Joan P. Cronholm
Vice President,
Loan Operations Officer

Jane M. Griffin
Vice President,
Director of Human Resources

Lorraine Lucia
EFT Services Officer

Charles E. Samour
Security Officer

Joanne Teixeira
Deposit Operations Officer

Alan Collopy
Systems Officer

Finance

Phillip W. Wong**
Executive Vice President,
Chief Financial Officer

Jane E. Cybulski
Vice President,
Investment/ALCO Officer

John Searles
Vice President,
Controller

Mary E. Auterio
Assistant Vice President,
Assistant Controller

Martin J. Heneghan
Assistant Vice President
Senior Audit Officer

Christine Panno-West
Finance Officer

Lending

Eric B. Loth
Senior Vice President

Anthony R. Visco
Senior Vice President,
Residential Lending

Donald L. Cullen
Vice President,
Collections Officer

Mary Ann Devlin
Vice President,
Commercial Real Estate

Kim S. Foster
Vice President,
Commercial Loan Officer

Richard P. Lane
Vice President,
Commercial Loan Officer

Michael D. MacDonald
Vice President,
Commercial Loan Officer

Anne M. Barry
Assistant Vice President,
Mortgage Representative

Joanne M. Franco
Assistant Vice President,
Senior Credit Officer

Harold L. Goldsmith
Assistant Vice President,
Mortgage Representative

Deborah Sousa
Assistant Vice President,
Mortgage and Loan
Origination Manager

Charles M. Byron
Mortgage Loan Officer

Retail

George A. Bargamian
Senior Vice President

Kenneth E. Peterson
Vice President,
Branch Administrator

Elizabeth J. Stodolski
Vice President,
Marketing Director

Theresa Barile
Assistant Vice President,
Pension Officer

Kathleen M. Beasley
Assistant Vice President,
Regional Manager

Anna Beaudoin
Assistant Vice President,
Retail Systems Administrator

Cheryl A. Cannon
Assistant Vice President,
Regional Manager

Linda A. Iacono
Assistant Vice President,
Regional Manager

Rosanna Natola
Assistant Vice President,
Retail Training/Support

Teresa Cunha
Branch Officer

Judith A. Gilligan
Branch Officer

Lea Hamel
Branch Officer

Kathleen Pasquale
Branch Officer

Christine Santapaola
Branch Officer

Stephanie M. Tiernan
Branch Officer

Dana Mann
Municipal Officer

* Member of Executive Committee
** Officer of Medford Bancorp, Inc.

       [LOGO]
Medford Bancorp, Inc.

                                     [LOGO]
                              Medford Bancorp, Inc.
                     People you know. Experience you trust.
                                  781.395.7700

Shareholder Information

The Company's common stock trades on the Nasdaq Stock Market under the symbol MDBK. The stock is listed under various abbreviations in the Wall Street Journal and other newspapers. There were 1,158 shareholders of record as of December 31, 1998.

Quarterly Stock Performance

The following tabulation shows the range of price quotations per share as reported by Nasdaq for the periods indicated: (Adjusted for stock split).

1998                                                    High               Low
--------------------------------------------------------------------------------
First Quarter                                          $22.00             $17.75

Second Quarter                                         $22.13             $20.25

Third Quarter                                          $21.25             $16.13

Fourth Quarter                                         $18.75             $13.50

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

Boston EquiServe
P.O. Box 8200
Boston, MA 02266-8200
800.426.5523

Legal Counsel

Goodwin, Procter & Hoar
Exchange Place
Boston, MA 02109
617.570.1000

Independent Certified
Public Accountant

Wolf & Company, P.C.
One International Place
Boston, MA 02110
617.439.9700