Form 10-K, Exhibit 13
period 1999-12-31
MEDFORD BANCORP INC
filed 2000-03-22
CIK 1049895

[LOGO]

                              Medford Bancorp, Inc.
                               1999 Annual Report

                             [GRAPHIC: Cover Photo]

[LOGO]

Medford Bancorp, Inc.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
(Dollars in Thousands)                               1999                1998
Total Assets                                   $  1,224,912        $  1,151,188
Investment Securities                               535,858             512,648
Net Loans                                           626,751             580,665
Deposits                                            911,328             871,702
Total Borrowings                                    215,724             170,116
Net Income                                           12,651              12,252
Stockholders' Equity                                 90,870             102,267
Shares Outstanding                                8,383,252           8,709,828
Per Common Share:
   Basic Earnings                              $       1.51        $       1.38
   Diluted Earnings                                    1.44                1.31
   Book Value                                         10.84               11.74
   Cash Dividends Declared                             0.51                0.50
Financial Ratios:
   Return on Average Assets                           1.07%               1.09%
   Return on Average Equity                           13.52               11.99
   Stockholders' Equity to Assets                      7.42                8.88
   Net Interest Rate Spread                            2.63                2.72
   Net Yield on Average Earning Assets                 3.03                3.16
Employees (at year end), Full-Time Equivalent           254                 252
Shareholders of Record                                1,126               1,158
--------------------------------------------------------------------------------

Annual Meeting

The Annual Meeting of Shareholders will be held April 24, 2000 at 9 a.m. at Anthony's of Malden, 105 Canal Street, Malden, Massachusetts.

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

Featured on the cover is a collection of coins dating back to 1869, the year Medford Bank was established. Rare coin collection courtesy of Gerard A.J. Stodolski, Inc. Twenty dollar gold coin, dated 1869, provided by Rare Coins of New Hampshire, Inc.

During 1999, Medford Bancorp, Inc. celebrated 130 years of community banking. Founded in 1869, Medford Bank continues to meet the financial needs of area families and businesses. Today we look not only to provide a range of banking services, but to create value for customers and shareholders alike.

                                                                         [PHOTO]
--------------------------------------------------------------------------------
DEAR SHAREHOLDERS:

I am pleased to report that we continued to increase earnings per share during 1999. During the last two years, basic earnings per share grew at a compound average growth rate of 10%, increasing from $1.25 in 1997 to $1.51 in 1999. Our success was achieved through sound management of capital resources, firm control of operating expenses and focused growth in the balance sheet.

Noteworthy for 1999, we increased dividends 10% from the prior year's level of $.40 per share to $.44 per share and declared our seventh consecutive special dividend in December 1999. We also successfully completed a 5% stock repurchase program, acquiring 425,796 shares. We recently announced an additional stock repurchase program of up to 5% of outstanding shares for year 2000. This represents our third repurchase program in as many years.

We continue to explore opportunities to enhance the franchise. We were disappointed that the divested branches from the FleetBoston transaction were not allocated to community banks in this area. We submitted a bid on several of these branches which, if successful, would have expanded our branch network. With our Tewksbury office celebrating its first anniversary and contributing to our balance sheet growth, we have filed an application to open a new branch office on Massachusetts Avenue in Arlington. Construction is planned for later this year and we anticipate opening the branch by early 2001. Our strategic plan for profitable expansion remains in the forefront as customers look more toward community banks to fill their financial needs. We plan to identify and evaluate potential branch sites in the coming year.

As an independent community bank, we rely heavily on the branch network for our delivery system. The heart of community banking is the branch office and the connection to the customer. Our voice response system, Call Center, and web site are growing in popularity and complement the branch delivery system well.

Medford Bank has consistently earned a Five-Star rating from Bauer Financial Reports, Inc. and Blue Ribbon status from VERIBANC, Inc. in recognition of financial strength and performance. We are proud that our reputation as a leading community bank is enhanced with these ratings. Moreover, our product offerings, such as our combined checking and savings account, ComboPlus, enabled us to effectively gather deposits. ComboPlus deposits grew by $46 million during 1999. In addition, our municipal calling program generated $15 million in deposits for the year.

Asset generation has been given renewed emphasis. Residential lending remains a strength of the Company. The active sales efforts of the loan originators generated $134.5 million in residential first mortgages during 1999. A portion of this volume, $7.18 million, was committed to low cost, affordable housing mortgages. By hiring William Marshall as Director of Commercial Real Estate, along with an additional lender, the commercial real estate lending team is focused on growth. Bill's energy and expertise in developing new business is showing early signs of success. Our commercial lending division is also actively developing new business, specializing in serving small to mid-size companies, with commercial and industrial and asset-based loans.

It is my honor to welcome Deborah A. Burke-Santoro who joined the Board of Directors in May. Ms. Burke-Santoro is the Marketing and Communications Director for the Office of the Mayor in Malden. She has been professionally dedicated to the betterment of Malden and its residents for more than two decades. She brings a fresh perspective to our Board. I also congratulate George A. Bargamian who was promoted to executive vice president in 1999.

During 1999 many employees were actively involved in the preparation of our successful Y2K transition while simultaneously handling normal operations. I thank each and every employee for their dedication and hard work over the past year. It is through their collective efforts that Medford Bank retains its rich heritage and is a leading community bank today.

Sincerely,


/s/ Arthur H. Meehan

Arthur H. Meehan
Chairman of the Board,
President and Chief Executive Officer


[The following information was depicted as bar charts in the printed material.]

Basic Earnings Per Share

1997 ....... $1.25
1998 ....... $1.38
1999 ....... $1.51

Return on Equity

1997 ....... 11.81%
1998 ....... 11.99%
1999 ....... 13.52%

Return on Assets

1997 ....... 1.05%
1998 ....... 1.09%
1999 ....... 1.07%

Regular Cash Dividends

1997 ....... $0.36
1998 ....... $0.40
1999 ....... $0.44


                                       2.

                                   COMMERCIAL
                                          LENDING

--------------------------------------------------------------------------------

We offer a range of commercial services and are well positioned to meet the needs of the small and medium size businesses. We concentrate on businesses with annual sales up to $10 million, as this market can often be under-served by the Boston-based banks. Our strength in this market resides in providing high level service to the business owner or manager. Our lenders have extensive knowledge of the local market and try to be very responsive in addressing customer needs. With Commercial Real Estate, Commercial and Industrial and Asset-based loans, we support many businesses with lines of credit, construction loans, equipment loans, funding for expansion, and more. We are also an approved SBA lender. Through our lending activities, we are investing in the local economy and helping our customers build their businesses and operate more effectively.

[PHOTO]

Keith Ohmart, President, and Helen Chen, majority owner, of the successful cookware distribution business Joyce Chen, Inc., look to Medford Bank for their commercial banking needs. Helen Chen is the daughter of the late Joyce Chen and she and her husband work together selling several specialty cookware brands through the company's two divisions. The company's China Village, Italian Villa, Mexican Fiesta and Taco Bell Kitchen originals brand cookware and accessories are sold directly to major retailers nationwide such as Target, Wal-Mart and other discount retailers. Through the Joyce Chen products division, the company markets its authentic, high-end Asian cookware at fine retailers such as Macy's. In recent years, the Joyce Chen company has enjoyed tremendous growth and success. Kim Foster, Vice President, Asset-based Lending, has been instrumental in helping the company manage its cash flow through accounts receivable and inventory financing. This is just one example of how Medford Bank is a financial partner committed to helping local businesses succeed.

                                                                         [PHOTO]

Our team of commercial lenders from left to right:

Mary Ann Devlin, Vice President, Commercial Real Estate; Laurence J. Packenham, Vice President, Commercial Real Estate; William L. Marshall, Director, Commercial Real Estate;
Kim S. Foster, Vice President, Asset-based Lending;
Eric B. Loth, Senior Vice President, Lending Division;
Richard P. Lane, Vice President, Commercial Loan Officer; Michael D. MacDonald, Vice President, Commercial Loan Officer.


                                       3.

                                    CUSTOMER
                                          SERVICE

--------------------------------------------------------------------------------

With the customer as our top priority, we continually strive to provide the best in service and product offerings. We look to build long-term relationships with customers by meeting their financial needs throughout life. Starting with a child's first bank account as a member of our Club For Kids to our range of retirement services, we are there every step of the way. In addition, our convenient banking options, such as our debit card, web site, automated telephone banking system, and Call Center give customers choices and make banking easier while saving time. And for those customers who prefer traditional in-branch banking, we constantly look for ways to make improvements. With the addition of new parking lots, our Main Office, Malden Center and South Medford branch offices allow easier access. To help ensure that we provide a high level of service to all customers, employees receive service quality training and we have an outside firm monitor and rate service throughout the year. Our customer service representatives and Call Center specialists advise customers about all their options and help them select the best accounts and services for their needs.

[GRPAHIC: ATM Card]

Medford Bank's MasterMoney(TM) and ATM Card, also known as a debit card, is a convenient way for customers to make purchases with direct access to their checking accounts. It's faster than writing a check. Our debit card enables customers to take advantage of checking account conveniences around town or around the world, wherever the Mastercard(R) symbol is displayed. With a 72% activation rate, our card base continues to grow.

[PHOTO]

Tess Cunha, Call Center Officer

Our Customer Call Center routinely opens accounts, explains services and provides other assistance for customers who prefer the convenience of a telephone call instead of making a trip to a branch office. Call volumes into our Call Center continue to increase as more people dial 1-888-medford for their banking needs. Tess Cunha, a valued employee since 1987, has managed the Call Center since it was introduced in 1997. She has been recognized for providing excellent service and is responsible for training other Call Center specialists to the same high standard.


                                       4.

                                     OFFICE
                                         LOCATIONS

--------------------------------------------------------------------------------

[GRAPHIC: Office Locations Map]

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

Loan Center
5 High St.
781.395.7700

Haines Square
257 Spring St.
781.393.6380

South Medford
448 Main St.
781.393.6340

Wellington
499 Riverside Ave.
781.393.6350

West Medford
501 High St.
781.393.6344

North Reading
80 Main St.
978.664.5581

Tewksbury
295 Main St.
978.851.0841

Waltham
695 Main St.
781.647.4848

Wilmington
240 Main St.
978.658.9134

[The following information was depicted as a pie chart in the printed material.]

Deposit Mix as of December 31, 1999
(in thousands)
--------------------------------------------------------------------------------
Term CDs                 45.69%
$416,345

Demand &
Official Checks          12.29%
$112,013

Savings                  34.49%
$314,353

Money Market              7.53%
$68,617

[The following information was depicted as a pie chart in the printed material.]

Loan Mix as of December 31, 1999
(in thousands)
--------------------------------------------------------------------------------
Residential Mortgages    73.68%
$466,740

Commercial Mortgages     17.69%
$112,050

Second Mortgages/
Equity Lines              3.18%
$20,175

Consumer Loans            0.46%
$2,912

Commercial Loans          2.86%
$18,149

Construction Mortgages    2.13%
$13,504


                                       5.

                                  RESIDENTIAL
                                          LENDING

--------------------------------------------------------------------------------

A top mortgage provider, we originated $134.5 million in one to four family mortgage loans in 1999. With a net gain of $44 million to the portfolio after adjusting for amortizations, sales and prepayments, our residential loan portfolio has grown to $466.7 million. Our experienced team of mortgage originators was very active reaching out to home buyers. Our 1999 series of home buying seminars, held in the spring and fall, helped many families with the purchase of their first home and provided assistance for those ready to trade up to their next home. The success of our pre-approval program contributes to our overall success in closing loans. Pre-approval allows the home buyer to obtain a mortgage commitment before finding a home and allows the option to lock in an interest rate at application or closing, depending upon the mortgage selected. Whether taking advantage of our pre-approval or affordable housing program, or choosing one of our fixed or adjustable rate mortgage options, many families now enjoy the rewards of home ownership through a Medford Bank mortgage.

[PHOTO]

Eagles Landing is an age 55 and older community with 176 residential units and a club house in Tewksbury. Through our Commercial Real Estate division, Medford Bank provided construction financing to the developers of this project in 1998. The successful development also included the construction of Tewksbury Country Club, a nine-hole golf course. In 1999, nearly all residential units were sold. In addition, Medford Bank provided residential mortgage loans to many of the owners.

[PHOTO]

Left to right: Anne Barry, John and Cheryl Trainor with their children.

John and Cheryl Trainor and children, John and Nicole, are longtime Medford Bank customers. As owner of Accurate Paving, John Trainor has found Medford Bank's commercial lending team extremely helpful in providing assistance and the financing needed for his business. The family banking needs of the Trainors are also expertly handled. Anne Barry, assistant vice president and mortgage representative, meets with the Trainor family at their home. The Trainors are contemplating home ownership and are learning how Medford Bank's pre-approval program will be advantageous while house-hunting.


                                       6.

Directors

Arthur H. Meehan*
Chairman of the Board, President and Chief Executive Officer Medford Bank

Edward D. Brickley
Manager of Corporate International
Accounting at Polaroid Corporation
Cambridge, MA (Retired)

David L. Burke
President and Treasurer, Boston Steel
& Manufacturing Co.
Malden, MA

Deborah A. Burke-Santoro
Marketing and Communications Director
Office of the Mayor
City of Malden

Paul J. Crowley*
President, CSC Consulting Group
Cambridge, MA (Retired)

Mary Lou Doherty
Assistant Principal, Medford School System (Retired)

Edward J. Gaffey*
President, Country Way Trust
Belmont, MA

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

Paula M. McNabb
Vice President, CRA/Compliance Officer

Administration

William F. Rivers
Senior Vice President

David L. Korp
Senior Vice President,
Operations Officer

Joan P. Cronholm
Vice President,
Loan Operations Officer

Jane M. Griffin
Vice President,
Director of Human Resources

Charles E. Samour
Assistant Vice President,
Security Officer

Lorraine Lucia
EFT Services Officer

Joanne Teixeira
Deposit Operations Officer

Alan Collopy
Systems Officer

Finance

Phillip W. Wong**
Executive Vice President,
Chief Financial Officer

Mary E. Auterio
Vice President,
Controller

Jane E. Cybulski
Vice President,
Investment/ALCO Officer

Martin J. Heneghan
Assistant Vice President,
Senior Audit Officer

Christine Panno-West
Assistant Vice President,
Assistant Controller

Lending

Eric B. Loth
Senior Vice President

Anthony R. Visco
Senior Vice President,
Residential Lending

William L. Marshall, III
Director of Commercial
Real Estate

Donald L. Cullen
Vice President,
Collections Officer

Mary Ann Devlin
Vice President, Commercial Real Estate

Kim S. Foster
Vice President, Commercial Loan Officer

Joanne M. Franco
Vice President, Senior Credit Officer

Richard P. Lane
Vice President, Commercial Loan Officer

Laurence J. Packenham
Vice President, Commercial Real Estate

Michael D. MacDonald
Vice President, Commercial Loan Officer

Anne M. Barry
Assistant VicePresident, Mortgage Representative

Harold L. Goldsmith
Assistant Vice President, Mortgage Representative

Deborah Sousa
Assistant Vice President, Mortgage and Loan
Origination Manager

Charles M. Byron
Mortgage Loan Officer

Retail

George A. Bargamian
Executive Vice President

Anna Beaudoin
Vice President,
Retail Systems Administrator

Kenneth E. Peterson
Vice President,
Branch Administrator

Elizabeth J. Stodolski
Vice President, Marketing Director

Theresa Barile
Assistant Vice President, Pension Officer

Kathleen M. Beasley
Assistant Vice President, Regional Manager

Cheryl A. Cannon
Assistant Vice President, Regional Manager

Linda A. Iacono
Assistant Vice President, Regional Manager

Dana Mann
Assistant Vice President, Municipal Officer

Rosanna Natola
Assistant Vice President, Retail Training/Support

Andree Brulhart
Branch Officer

Teresa Cunha
Branch Officer

Judith A. Gilligan
Branch Officer

Lea Hamel
Branch Officer

Kelly A. Hannify
Branch Officer

Kathleen Pasquale
Branch Officer

Barbara Purcell
Branch Officer

Christine Santapaola
Branch Officer

Stephanie M. Tiernan
Branch Officer

*Member of Executive Committee
**Officer of Medford Bancorp, Inc.

Celebrating

a 130 year history

1869-1999

People you know.

Experience you trust.

781-395-7700

www.medfordbank.com

Shareholder Information

The Company's common stock trades on the Nasdaq Stock Market under the symbol MDBK. The stock is listed under various abbreviations in the Wall Street Journal and other newspapers. There were 1,126 shareholders of record as of December 31, 1999.

Quarterly Stock Performance

The following tabulation shows the range of price quotations per share as reported by Nasdaq for the periods indicated: (Adjusted for stock split).

      1999             High           Low
------------------------------------------
First Quarter        $  18.81     $  17.00

Second Quarter       $  18.44     $  15.25

Third Quarter        $  19.25     $  15.00

Fourth Quarter       $  17.63     $  15.75

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