Form 10-K405, Exhibit 13
period 2000-12-31
MEDFORD BANCORP INC
filed 2001-03-28
CIK 1049895

the heart of
community banking
   is the branch office
   and the connection
        to the customer

                                     [Logo]
                              Medford Bancorp, Inc.
                                 Annual Report
                                              2000
                      build long-term
                          relationships
                              with customers
                        by meeting their financial needs
                                  throughout life

    financial highlights
--------------------------------------------------------------------------------
(Dollars in Thousands)                                 2000            1999
Total Assets                                    $ 1,309,690     $ 1,224,912
Investment Securities                               582,964         534,713
Net Loans                                           668,747         626,751
Deposits                                            975,857         911,328
Total Borrowings                                    223,843         215,724
Net Income                                           13,769          12,651
Stockholders' Equity                                104,965          90,870
Shares Outstanding                                8,142,548       8,383,252
Per Common Share:
   Basic Earnings                               $      1.69     $      1.51
   Diluted Earnings                                    1.64            1.44
   Book Value                                         12.89           10.84
   Cash Dividends Declared                             0.52            0.51
Financial Ratios:
   Return on Average Assets                            1.09%           1.07%
   Return on Average Equity                           15.06           13.52
   Stockholders' Equity to Assets                      8.01            7.42
   Net Interest Rate Spread                            2.49            2.63
   Net Yield on Average Earning Assets                 2.93            3.03
Employees (at year end), Full-Time Equivalent           256             254
Shareholders of Record                                1,046           1,126

Annual Meeting

The Annual Meeting of Shareholders will be held April 30, 2001 at 10 a.m. at Anthony's of Malden, 105 Canal Street, Malden, Massachusetts.

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

On the Cover: Branch Officer Kelly Hannify manages our new Somerville Office.

dear shareholders

Completing another year of continued strong financial performance, Medford Bancorp, Inc. increased diluted earnings per share by 13.9% in 2000. We reported diluted earnings per share of $1.64 in 2000, compared to diluted earnings per share of $1.44 for the prior year. We achieved an annualized return on assets of 1.09% and an annualized return on equity of 15.06% for 2000.

Also notable, even as we completed our third stock repurchase program, increased the regular dividend, and announced our eighth consecutive special dividend, our capital grew to $105 million. This capital growth was achieved through earnings retention and improvement in the valuation of the AFS investment portfolio increasing book value per share by 19% to $12.89 at year-end.

Our branch network was focused on deposit generation throughout the year as we gained $64.5 million in deposits in 2000. We were well positioned to capture new business with the fallout from the merger of Fleet and BankBoston and Sovereign Bank entering the marketplace. In particular, we experienced a significantly higher growth rate in our suburban communities of Wilmington, North Reading and Tewksbury. We continue to be dominant in Medford and Malden with ten locations and a number one deposit market share of 48.26% and 41.05% respectively. Also, our municipal banking department continued to grow with a portfolio of $40 million at year-end.

As part of our strategic plan, we actively pursue new branch opportunities that will enhance our franchise. In January 2001, we opened our eighteenth branch office in Somerville, Massachusetts. Somerville is an attractive market both in proximity and demographics to our primary market area. We have served Somerville indirectly for many years by providing deposit products, mortgages and commercial loans to the area. The new branch office will allow us to penetrate the consumer and commercial markets much more effectively and provide local service to our existing customers.

As previously announced, a new full service branch, our nineteenth, opens at 430 Massachusetts Avenue in Arlington Center this June. It will be situated at the entrance of the new Legacy Apartment complex and allow us to better serve Arlington residents and area businesses.

Our branch network remains critical to our success as a leading community bank. We will continue to look for new branch opportunities in locations that we believe have high growth potential.

During 2000, we promoted a number of employees to officer level positions rewarding them for their hard work. I congratulate William L. Marshall, III for his promotion to executive vice president and also extend congratulations to Laurence J. Packenham and Elizabeth J. Stodolski for their promotions to senior vice president. Moreover, I would like to thank each employee for their efforts and dedication throughout the year. Their collective contributions help make us one of the leading community banks in Massachusetts.

In closing, I thank our Board of Directors for their dedication and guidance and thank you, our shareholders, for your continued support and confidence.

                                          Sincerely,

                                          /s/ Arthur H. Meehan

                                          Arthur H. Meehan
                                          Chairman of the Board,
                                          President and Chief Executive Officer

[The following tables were represented as bar charts in the printed material.]

return on equity

1998       11.99%
1999       13.52%
2000       15.06%

return on assets

1998        1.09%
1999        1.07%
2000        1.09%

regular cash dividends

1998        $0.40
1999        $0.44
2000        $0.48

diluted earnings per share

1996        $1.10
1997        $1.19
1998        $1.31
1999        $1.44
2000        $1.64
lasting value, the year in review

Retail Banking
Connecting with customers is at the heart of community banking. Although alternative delivery channels are growing in popularity, the branch office remains the single most valuable asset to us as a community bank.

In 2000, we made improvements to our branch network. We constructed our new Somerville Office to expand our primary market area, we upgraded and added ATM equipment at some locations for greater customer convenience and we refurbished several customer lobby areas for a more updated appearance.

The customer experience in the branch office is also a critical element to our overall success as a community bank. We pay strict attention to the quality of the interaction between the employee and the customer by hiring an independent firm to monitor and rate our service quality. Our branch employees are well trained and consistently receive top ratings. The bank also rates highly as a whole when compared to other financial institutions.

For many consumers, time saving conveniences are a must. Banking is just a point and a click away for customers connected to the internet. Medford Bank Online, our new internet banking service, is easily accessed from our web site at: www.medfordbank.com. Using Medford Bank Online, customers can view account activity, make transfers between accounts or even pay bills. We also enhanced our web site with added functionality, expanded content and interactive elements. New features enable users to open accounts, apply for loans, obtain current stock quotes, reorder checks and more.

InfoLine, our 24-hour automated banking service, now handles tens of thousands of calls monthly. Our Call Center at 1-888-MEDFORD, provides convenience by allowing customers to open or service accounts or apply for loans without having to visit a branch. We are also seeing marked growth in our ATM and debit card base due to our acquisition of new customers. Transaction volumes have also increased with our participation in the SUM network.

Whether it is the high level of service or convenience that brings customers to Medford Bank, we also offer a broad range of products to meet their needs. We license most of our platform staff to sell Savings Bank Life Insurance (SBLI) and have ranked number one in the state for the sale of SBLI annuities for ten consecutive years. We consistently earn Bauer Financial's Five-Star rating and Veribanc's Blue Ribbon status in recognition of financial strength and performance. Overall, Medford Bank is recognized as a leading community bank.

   [The following table was depicted as a pie chart in the printed material.]

Deposit Mix
as of December 31, 2000
(in thousands)

Term CDs $458,974                        47.03%
Savings $323,298                         33.13%
Demand & Official Checks $128,228        13.14%
Money Market $65,357                      6.70%
                                    create value
                                 for customers
                                     and shareholders alike
                                                      a financial partner
                                                           committed to helping
                                                                local businesses
                                                                       succeed

Commercial Lending

In 2000, we restructured our commercial lending group. Commercial and industrial, asset based and commercial real estate were aligned under the direction of our Executive Vice President William Marshall, III. With a renewed focus on developing commercial business, much of Mr. Marshall's work during the year has been setting the foundation for future growth.

Our Commercial Lending Division is better positioned to serve companies in the small to mid-size business market with annual sales up to $25 million. By concentrating on the local market only, we are able to provide a high-service alternative to the Boston-based banks.

In today's market, businesses need a fast, responsive financial resource to stay competitive. We pride ourselves on our personalized service, experience and our innovative approach to financing. Our range of lending solutions helps local businesses expand or operate more efficiently. From lines of credit to the purchase of fixed assets, a seasoned C&I lender works closely with the business owner to structure a financing plan that meets their needs.

By having a dedicated asset based lending group, we offer a financing alternative for companies in need of loans between $1 and $6 million. We are able to design a flexible program that leverages the equity in a company's balance sheet to solve cash flow problems. Companies that are in need of ongoing working capital lines of credit, seasonal inventory support or financing for acquisitions, benefit with an asset based lending solution.

We maintained our high credit quality standards and added $12 million to our commercial real estate portfolio in 2000. At year-end, the commercial real estate portfolio totaled $124 million, excluding construction mortgages. Our commercial real estate lenders handle all types of properties including apartment complexes, office buildings, retail and mixed-use property, warehouse and industrial facilities, residential subdivisions and other new construction.

The potential to generate new business through our commercial lending division remains strong. Our commercial lenders are dedicated to helping local businesses succeed and are very responsive to the business owner or manager. This approach, combined with resources of a $1.3 billion bank, enables us to serve the local market very effectively.

   [The following table was depicted as a pie chart in the printed material.]

Loan Mix
as of December 31, 2000
(in thousands)

Residential Mortgages $489,106             72.39%
Commercial Mortgages $124,201              18.38%
Second Mortgages & Equity Lines $22,311     3.30%
Construction Mortgages $19,913              2.95%
Commercial Loans $17,241                    2.55%
Consumer Loans $2,925                       0.43%

[MAP]

Tewksbury

North Reading

Wilmington

Burlington

Medford

Malden

Arlington

Belmont

Somerville

Waltham

Boston

Residential Lending

Our Residential Lending Division is a major asset generator for the bank with $489 million in loans comprising 72% of the total loan portfolio. During 2000, more than $90 million in new loans were originated, the majority of which were for new purchases.

With inventory relatively low in the real estate market, home prices reached an all-time-high in many communities, frustrating many home shoppers. Medford Bank was able to make home buying easier for most families. We dedicated a total of $7.5 million to first time home buyer programs, giving the pride of home ownership to a number of local families. Additionally, we helped other families with our Pre-Approval Program. Our Pre-Approval Program gives home buyers tremendous buying power and a stronger position when negotiating the purchase of a new home. In a competitive market, Pre-Approval is an essential tool enabling the home buyer to act fast. We also held a series of home buying seminars in 2000 for the general public. These informative sessions included expert advice from real estate attorneys, home inspectors and other professionals.

Medford Bank is a leading lender in several communities. We hold the number two market share position in both Medford and Malden, and rank fourth in our primary market overall. Our entire lending area extends beyond our primary market, throughout Eastern Massachusetts with each of our mortgage originators assigned to key segments of this territory.

Much of the success we have experienced in residential mortgage lending is a result of the high level of personal service that our originators provide. Our lenders are available to meet with home buyers at the time and place most convenient for them. This one-on-one interaction is just one of the ways we stay in touch with the needs of our mortgage customers.

For consumers who prefer to search for a mortgage online, we have greatly expanded the home mortgage section on our web site. In addition to current rates, mortgage shoppers can review program options and details, calculate mortgage payments, determine the maximum loan amount they qualify for or even apply for their mortgage online.

By offering versatile mortgage programs, competitive interest rates, personalized service and the convenience of online information and applications, home buyers have many choices at Medford Bank. We are dedicated to making home ownership possible.

Arlington
Route 60 & Mystic
Valley Parkway
781.393.6355

Arlington Center
430 Massachusetts Ave.
(opening June 2001)

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

Loan Center
5 High St.
781.395.7700

Haines Square
257 Spring St.
781.393.6380

South Medford
448 Main St.
781.393.6340

Wellington
499 Riverside Ave.
781.393.6350

West Medford
501 High St.
781.393.6344

North Reading
80 Main St.
978.664.5581

Somerville
328 Broadway
617.666.4521

Tewksbury
295 Main St.
978.851.0841

Waltham
695 Main St.
781.647.4848

Wilmington
240 Main St.
978.658.9134

a rich heritage [Logo]
    and a leading community
                     bank today

Directors

Arthur H. Meehan*
Chairman of the Board,
President and Chief Executive
Officer, Medford Bank

Edward D. Brickley
Manager of Corporate
International Accounting
at Polaroid Corporation
Cambridge, MA (Retired)

David L. Burke
President and Treasurer,
Boston Steel & Manufacturing Co.
Malden, MA

Deborah A. Burke-Santoro
Marketing and Communications
Director, Office of the Mayor,
City of Malden

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


Officers of
MedfordBank

Arthur H. Meehan**
Chairman, President and
Chief Executive Officer

Vincent Gargano
Senior Vice President,
Strategic Planning
and Risk Management

Paula M. McNabb
Vice President,
CRA/Compliance Officer

Administration

William F. Rivers
Senior Vice President

David L. Korp
Senior Vice President,
Operations Officer

Joan P. Cronholm
Vice President,
Loan Operations Officer

Jane M. Quercia
Vice President,
Director of Human Resources

Maria A. Leo
Assistant Vice President,
EFT Services Officer

Charles E. Samour
Assistant Vice President,
Security Officer

Joanne Teixeira
Assistant Vice President,
Deposit Operations Officer

Finance

Phillip W. Wong**
Executive Vice President,
Chief Financial Officer

Mary E. Auterio
Vice President,
Controller

Jane E. Cybulski
Vice President,
Investment/ALCO Officer

Martin J. Heneghan
Vice President,
Senior Audit Officer

Christine Panno-West
Assistant Vice President,
Assistant Controller

Lending

William L. Marshall, III
Executive Vice President,
Commercial Lending

Eric B. Loth
Senior Vice President

Laurence J. Packenham
Senior Vice President,
Commercial Real Estate

Donald L. Cullen
Vice President,
Collections Officer

Mary Ann Devlin
Vice President,
Commercial Real Estate

Kim S. Foster
Vice President,
Commercial Loan Officer

Joanne M. Franco
Vice President,
Senior Credit Officer

Richard P. Lane
Vice President,
Commercial Loan Officer

Michael D. MacDonald
Vice President,
Commercial Loan Officer

Deborah Sousa
Vice President,
Residential Lending

Anne M. Barry
Assistant Vice President,
Mortgage Representative

Harold L. Goldsmith
Assistant Vice President,
Mortgage Representative

Charles M. Byron
Mortgage Loan Officer

Joanne M. Fitzpatrick
Mortgage Officer

Cathryn L. Kent
Credit Officer

Deborah M. Ofcharsky
Mortgage Officer

Retail

George A. Bargamian
Executive Vice President

Elizabeth J. Stodolski
Senior Vice President,
Marketing Director

Anthony R. Visco
Senior Vice President,
Branch Administrator

Theresa R. Barile
Vice President,
Pension Officer

Anna Beaudoin
Vice President,
Retail Systems Administrator

Kathleen M. Beasley
Assistant Vice President,
Regional Branch Officer

Cheryl A. Cannon
Assistant Vice President,
Retail Training and Support

Teresa Cunha
Assistant Vice President,
Call Center Officer

Judith A. Gilligan
Assistant Vice President,
Regional Branch Officer

Lea Hamel
Assistant Vice President,
Regional Branch Officer

Dana Mann
Assistant Vice President,
Municipal Officer

Christine Santapaola
Assistant Vice President,
Regional Branch Officer

Andree Brulhart
Branch Officer

Kelly A. Hannify
Branch Officer

Catherine Masiello
Branch Officer

Kathleen Pasquale
Branch Officer

Barbara Purcell
Branch Officer

Zoe RajBhandary
Marketing Officer

Stephanie M. Tiernan
Branch Officer

Deborah R. White
Branch Officer

          [LOGO]

*     Member of Executive Committee
**    Officer of Medford Bancorp, Inc.

people you know.
  experience you trust.
[LOGO]       Medford Bancorp, Inc.
             781.395.7700
             www.medfordbank.com

Shareholder Information

The Company's common stock trades on the Nasdaq Stock Market under the symbol MDBK. The stock is listed under various abbreviations in the Wall Street Journal and other newspapers. There were 1,046 shareholders of record as of December 31, 2000.

Quarterly Stock Performance

The following tabulation shows the range of price quotations per share as reported by Nasdaq for the periods indicated: (adjusted for stock split).

      2000             High           Low
------------------------------------------
First Quarter         $ 16.50      $ 12.13

Second Quarter        $ 15.63      $ 13.75

Third Quarter         $ 16.13      $ 13.88

Fourth Quarter        $ 15.63      $ 13.38

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

Boston EquiServe
P.O. Box 43011
Providence, RI 02940-3011
800.426.5523

Legal Counsel

Goodwin Procter LLP
Exchange Place
Boston, MA 02109
617.570.1000

Independent Certified
Public Accountant

Wolf & Company, P.C.
One International Place
Boston, MA 02110
617.439.9700